

REGRESSION

INVEST IN **REGRESSION - A PARANORMAL HORROR FILM**

Female-led paranormal horror film about past life regression

mooncastlefilms.com Burbank, CA







Female Founder | B2C | Entertainment | Film

Highlights

1. Investor 120% recoupment w/net profit participation, tax credits ensure 40% recoup before release.

2. Filmmakers have completed 10+ feature films, secured distributions, and won

2 Filmmakers have completed 10+ feature films, secured distributions, and won Best Picture & Director.

3 We have distribution connections with Amazon Prime, XYZ, IFC, Dark Star Pictures, and more.

4 For our last film, we secured $225k+ financing, successfully managed the budget & distribution.

5 Horror performs well domestically and internationally, and is regarded as one of the top ROI genres.

6 Unique, high-concept IP strategically positioned for franchise and sequel/prequel opportunities.

7 First-generation female writer/director whose last film had 50% female crew.

8 The horror audience is 60% female, yet only 6% of horror films are directed by women (see sources).

Featured Investors

 **Raphaelle Tamura**
Invested $3,000 ⓘ

Hello! My name is Raphaelle Tamura and I am a long-time clairvoyant, spiritual healer, teacher, COO of Seraphim at Mt. Shasta & author

"Because I love the team creating it and the idea of their project!"



Georgia McBride Wohl

Invested $3,000 ⓘ

Publisher & Editor of Award-Winning Fiction for Children & Adults | Literary Agent | IP Development & Rights Management | Creative Business Development, Strategic Communications, & Branding Consultant

"Excited to share Regression with the rest of the world! Let's gooooooo!"



Other investors include <u>Matthew Thomas</u>

Our Team



Melissa Vitello President

Melissa has directed 4 feature films, receiving accolades at Dances With Films, FilmQuest, San Diego Consortium, and more. Melissa's scripts have been recognized at prestigious festivals such as the Intn'l Screenwriting Association, PIFF, FilmQuest, etc.



Stacy Snyder President

Stacy is an award-winning actress and producer showcased in over 75 horror film festivals, with 50+ award nominations and 20+ wins. Stacy has extensive experience in scaling multi-million dollar start-ups and marries that with her film know-how.



Bryan Ricke Producer

Bryan is a veteran filmmaker with over 20 years of experience. He has made 5 feature films and over 100 short films, winning "Best Picture", "Best

Drama", "Best Dramedy", and an "Outstanding Achievement" award.

An Untapped Story, A Billion-Dollar Industry



Click here to schedule a time to meet the filmmakers

THE FILM

Logline: After the unexplained death of her best friend, Wenonah becomes haunted by an eerie manifestation of the past, forcing her and her roommates to look at their deeper connections through past life regression hypnotherapy.





You may be done with the past, but it's not done with you.

The relationships of three college roommates are challenged when they experience the loss of their fourth roommate and best friend, Alice. Grief begins to peel back the layers of their darkest behaviors as each of them sink into their own destructive vices that drive resentment between them.

Soon after her death, they are forced to work together when they encounter paranormal phenomenon, dreams that follow them from the darkness, and eerie messages from unknown sources that cannot be ignored. They discover that Alice had underwent past life regression therapy, and in a left a gateway open between the past and the present.

As their lives and friendships are threatened, they must face the truth of their own shared past lives and put an end to the harmful cycles they perpetuate in each other's lives.



Wenonah

Wenonah is a young, impulsive grad student living and partying with her three best friends.



Until Alice dies.

Searching for answers about her best friend's unexpected death, Wenonah unintentionally opens up a world beyond her comprehension. Now she and her roommates must unearth the real history between them. Wenonah must conquer the past in order to heal the present.

Cast: Meredith Vivian



Dr. Rebecca Leigh

Rebecca is a Past Life Regression therapist whose research tests the boundaries of her field. Working with her client Alice, the two discover a powerful new way to interact with the past.

After Alice dies, Rebecca is hesitant to dig any further, not wanting to press the limits of what she knows to be real. But when Wenonah begs for her answers, Rebecca's curiosity gets the best of her and the two sink deeper into the unknown.

Cast: Stacy Snyder



Alice

Alice finds her contentment and happiness in the presence of her friends, she is the mediator of the team.

In her quiet pursuit of healing past traumas, she and her therapist, Rebecca, open a door to a different way of connecting to the past. A different kind of reality.

When Alice pushes too far into this world it claims her life, leaving the rest of the story to be continued by her best friends.

to be continued by her best friends.
Talent Comp: Jenna Ortega from X. Soft spoken on the surface, a curious fighting spirit within.
Not Yet Cast



Collin
One of the three roommates left behind from Alice's death, Collin is adrift in a sea grief without a life vest. His exuberant, positive personality is replaced by anger as he tries to numb his pain and make sense of his new world.
There is no roadmap, and pushing his friends away is the best he can do. Will he choose to trust his friends and explore this terrifying new realm of the past? Or will he walk away, leaving their work unfinished?
Cast: Patrick Hilgart

Jemma
Jemma has spent her life doing everything the "right" way. The right school, the right grades, the right college experience. But the death of her roommate shakes her carefully-curated life.
Faced with paranormal experiences that conflict with her skeptical, scientific worldview, Jemma must relinquish control and learn that there is no "right".
Talent Comp: Georgina Campbell from Barbarian. Pragmatic and kind, but discovers her strength when pushed to the limits.
Not Yet Cast

Past Life Regression Hypnosis

Past Life Regression Hypnosis

Have you ever felt a cold shiver of a warning intuition? Or wondered where an unreasonable fear comes from? A recurring behavior you experience in relationships? Past life regression sinks into these questions specifically and says; Perhaps it's not a habit you developed, but a trait or behavior that formed in a past life and continues to manifest in your present. Perhaps you have carried these things with you to each life, but have so far failed to release them. It's often turning our gaze inward that is the most terrifying part of healing, but like any fear, we won't get the answers we need until we have the courage to look at it face-to-face.

> **Past Life Regression - Guided hypnotherapy that takes you back through time to your previous lives by accessing memories that are hidden in your subconscious mind.**

Past life regression is an intriguing theory that we have lived other lives in the past that carry trauma and life lessons over into the life we're living now. Whether you believe in it or view it as a metaphor for intergenerational trauma, exploring past lives is a rich subject to explore for human drama and horror.

> **Melissa has always been fascinated with past life regression and has had her own incredible personal experiences with hypnotherapy. She was inspired years ago when she read Brian Weiss's book** Many Lives, Many Masters, **both personally and as a storyteller. Mostly, she couldn't stop wondering why we weren't seeing more movies out there telling these stories.**

The genre offers an incredible avenue to open up discussions in a fascinating, powerful way. We are taking this opportunity to tell a story exploring life, death, and the beyond through a marketable, mainstream horror film.



Regression is an exploration of past life regression hypnotherapy and healing cycles of generational trauma through the lens of a timeless genre: HORROR. Much like the clever use of **astral projection** in James Wan's 2010 horror hit *Insidious, Regression* leverages an underutilized concept to dig into a deep discussion about trauma healing. Horror has the unique capability to explore controversial or uncomfortable topics in a captivating and disarming way. It's as thought-provoking as it is entertaining.

Many successful horror movies utilize this approach to tackle important subjects.

GET OUT
Racism

THE INVISIBLE MAN
Domestic Violence

THE BABADOOK
Post-Partum Depression

Racism
*Oscar-winning screenplay

Domestic Violence

Post-Partum Depression









GET OUT
JUST BECAUSE YOU'RE INVITED, DOESN'T MEAN YOU'RE WELCOME.
JORDAN PEELE
IN CINEMAS MARCH 17

WHAT YOU CAN'T SEE
CAN HURT YOU
ELISABETH MOSS
THE
INVISIBLE
MAN
FEBRUARY 28

IF IT'S IN
A WORD.
OR IT'S IN
A LOOK.
YOU CAN'T
GET RID OF...
sundance
THE BABADOOK

REGRESSION CAST

Melissa wrote this script with Meredith in mind for the role of Wenonah. Meredith brings a depth and haunting nature to her acting that grips the audience and drags them into the journey with her.







Meredith Vivian
'Wenonah'

LA CRIME & HORROR FILM FESTIVAL

THRILLS AND CHILLS FILM AWARDS

Melissa has cast Stacy in multiple features and they have developed a strong creative relationship. Stacy's precise execution of her character and her passionate dedication to exposing the character's core truths will give this story the fullness it needs.







Stacy Snyder

Other Worlds WINNER GENRE

'Dr. Rebecca Leigh'

  



Patrick Hilgart
'Collin'

Melissa immediately saw Patrick's incredible talent on their last feature. Patrick brings a wild card edge to his character and devotes himself fully. He has a innate ability to immerse himself in the character and the audience in the story.



WATCH THE FULL TEASER

We shot this teaser as a proof of concept for tone and atmosphere of the feature.



watch the teaser here

SCRIPT SNEAK PEEK

INT. THE BLACK VOID

The screaming from Wenonah's throat stops and her eyes open to **the void**. A space that exists nowhere and stretches endlessly into space and darkness.

CLAPCLAP

                    WENONAH
          Hello?

She tries to take in her surroundings, but there is nothing to take in - until:

A shape of colors begins to shift into a human form, it flickers and vibrates in the distance. It is the only thing that moves. Wenonah fixes her eyes to it.

Then out of the black void... trees grow from above Wenonah and we are plunged upwards into **a forest**. Wenonah **falls backwards** screaming into the depths.

EXT. FOREST - GREY SKY - DAY

Wenonah finds herself clinging to roots in the ground until her footing is right-side up. She takes in the forest surroundings.

                    WENONAH
          I want it to stop. I want it to -

Wenonah glances down to see: Her hands are not **her** hands. She only has a moment to take this in when, across the forest floor, something else catches her eyes.

Alice stands in the distance far across from her.

                    WENONAH (CONT'D)
          Alice!

Wenonah steps forward - but Alice skitters backwards. Like a feral creature.

Alice's eyes are fixed on Wenonah - their eyes hold in fear, as if neither recognizes the person in front of them.

Then - Alice's face begins to vibrate from her own to another unrecognizable face. A deep breath between both of them as Alice's eye bore deeper into Wenonah's.

                    WENONAH (CONT'D)
          Alice?

                    ALICE
          That's not my name...

THE PASSION BEHIND HORROR

Horror is not only a genre we are professionals in, we also love it with a passion.

Horror has been a vehicle for speaking our truth in metaphors for decades. In this genre we can explore the things that echoes deep in our souls but we can't say aloud. We can create analogies that people understand. We can send messages and talk about topics together in a way that disarms and opens perspectives. We can hide the spinach in the cake.



Director Statement
Melissa Vitello

Horror films create an incredible opportunity to open up discussions in a disarming way. Horror has always been a powerful vehicle to discuss issues like trauma and healing. Healing never comes easy. It requires doing something terrifying: facing your demons.

I wanted to write a story about coming-of-age and finding your identity through the powerful tool of past life regression. Our greatest power is often within us, but it takes a patience and bravery to look within. My hope is that through this fun and popular medium, others can be encouraged to be brave and look within for their own power.

R E G R E S S I O N

We are here to push forward a world in which storytelling unifies and breaks down barriers. To us, films are not just for entertainment - they can change the world.

MORE THAN JUST A MOVIE, THIS IS A MOVEMENT

- Out of ALL horror films made between 1988 to 2017 - **only 6% of those were directed by women**.

- Women also make up **60% of the horror audience**, compared to

Women also make up **80% of the horror audience**, compared to 50% of the regular movie-going audience.

- **Female-led films outperformed** male-led movies in **every budget range** in a study by CAA and Shift 7, reviewing films from 2014-2017. When compared by total box office results, the analysis also found that **films that passed the Bechdel Test outperformed** films that failed. This is especially impressive, considering that of the 350 films in the dataset, *only 30% of those films were female-led.*

Spearheading this project is **Mooncastle Films**, a horror production company centering women and underrepresented groups in story, cast, and crew.

ABOUT US

We are a passionate team of filmmakers dedicated to each other and the craft of storytelling. No doubt, we are on our own life cycle together, continuing from many lives before.







Together this team has made over 15 feature films which have seen over a hundred film festivals, multiple wins, and recouped their costs in distribution.

Writer | Director

Melissa Vitello IMDb

Writer | Director

Melissa Vitello is an **award-winning screenwriter and director.** Melissa won best original screenplay by the Pasadena International Film Festival, was a top 50 finalist for the ISA Fellowship, and recently won Best Director from the San Diego Consortium. Melissa has also been recognized for her writing and directing by festivals such as FilmQuest, GenreBlast, Houston World Fest, Dances With Films, and Austin Revolution.

Melissa was **mentored in screenwriting by Valerie Mayhew** (writer and co-producer of *Charmed, The X-Files*). Valerie truly helped Melissa find her voice and style in writing intimately woven characters and story. *Regression* will be Melissa's 5th feature film as a director.





Stacy Snyder

PRODUCER



Stacy Snyder is an award-winning actress and producer known for *Heartless, Feeding Time,* and *The Sound of Settling.* Her work has been picked up for worldwide distrbution after being showcased in over 80+ horror film festivals with 50+ award nominations and 20+ wins. *Feeding Time* has 1.2M views on the Screamfest streaming platform.

My Left Arm, produced by Stacy, premiered at *Dances with Films* 2022 and was just nominated for Best Horror at *Pasadena International Film Festival.* Her thriller feature *Abigail* starring Karimah Westbrook (CW's *All American*) and Ava Cantrell (Warner Bros. *Lights Out*) is set to release this year.

Pioneering high-quality film productions, Stacy expertly navigates the balance between creative and stakeholder needs. Stacy is a Chapman University alum with extensive experience in scaling multi-million dollar start-ups. Marrying her film know-how with her business, finance, and operations experience make her an exceptionally adept producer.



Stacy is the producer for the BRIC Foundation Annual Entertainment Industry Summit, working closely alongside top professionals at Netflix, Sony, Warner Bros Discovery, and more to create equitable pathways for women and underrepresented groups.

Bryan Ricke is a cinematographer and producer with over 100 projects under his belt. Bryan most recently completed hi 5th feature film starring Ava Cantrell from Warner Bros. *Lights Out* and Karimah Westbrook from CW's *All American* Where he also served as the post-production supervisor.

Bryan's big-picture thinking, knack for research, and 15+ years of experience have grounded him in the independent film world.

Bryan holds a master's degree in communication from Clemson University and a bachelor's from the University of Florida. Bryan has earned awards and has been recognized by festivals such as Film Quest, Film Invasion LA, World Fest Houston, Dances With Films Reel Hollywood Independent, and Pasadena International Film Festival. His films have won awards in Best Feature Film, Best Dramedy, Best Actors, and have come in as finalists multiple times.

Bryan is focused on telling marketable, unique stories that will bring in a strong audience focus and unique sales angles.

Bryan Ricke
PRODUCER



OUR WORK



Abigail is our latest horror feature film which Dark Star Pictures has picked up for distribution. (dir. Melissa Vitello, prod. Stacy Snyder, dp. Bryan Ricke)



My Left Arm is a short film presented by this same team.



Check out Melissa's directing work on her **reel**.

THE MONEY BEHIND HORROR

"The good news is that horror is a genre that reliably produces hit movies, often on very modest budgets. In fact, measured purely in terms of profit, **horror is the best genre in the industry."** -American Film Market

The Twenty Movies With The Highest Return On Investment





- **Horror is the most profitable genre** according to Stephen Follows Data and Education. On average, horror movies are the most likely to make a profit when compared to movies of all other genres.



- Horror has seen a **significant rise in popularity** with **mainstream audiences**.

- Horror films have an incredibly loyal audience. A study by Movio in 2018 stated that **44% of paranormal horror fans go to the movies more than 12 times a year**.

- Horror films do NOT need to be **critically acclaimed** or have a **large budget or recognizable names** to be successful.





- In our own **data analysis of horror films**, we surmise that on average there is an annual spend of $350M with an annual gross of

$2B. We also saw from the data that 2 out of 3 horror films under $10M budget recouped their investment.



BUDGET

Distributors and industry professionals shared with us that they thought our last feature was 4x the actual budget due to the high production quality we were able to create. We are seasoned, we are equipped, we are scrappy, and we are capable of making every dollar stretch. Utilizing funding where it serves the film best is what we do.

We pride ourselves on being on time and on budget with each project we produce.

REGRESSION

Budget Breakdown

- ● ABOVE THE LINE TALENT
- ● CREW
- ● EQUIPMENT RENTALS
- ● LOCATIONS
- ● SET OPERATIONS
- ● POST PRODUCTION
- ● BUSINESS COSTS
- ● MARKETING
- ● WEFUNDER FEES



WeFunder Fees 7.9%
Above the Line Talent 12%
Marketing 7.1%
Crew 20.3%
Post Production 17.2%
Equipment Rentals 14%
Set Operations 15.2%
Locations 6.3%

Funding Goal
$400k
20-day shoot

Louisiana Tax Credit



-Tax rebate up to 40% of budget

-Minimum spend $300k

-No permits needed

-Personal connection to tax credit pre-qualified, state-of-the-art studio and VFX team

To maximize the equity of this film, we will shoot the film in Shreveport, Louisiana. We have personal connections to a multi-million dollar, state-of-the-art studio with sound stages, VR stages, easy access to locations and local crew, and a dedicated VFX team. **The studio is pre-qualified by the state for up to 40% tax rebate.**

This goal ensures principal photography can be completed, all post-production costs are covered, and establishes a healthy marketing budget to best position the film in the market.

Halfway Goal
$200k



With $200k, we can approach accredited investors and studios we have relationships with to match the financing we have in place. Alternatively, we can leverage the 40% tax rebate and any Minimum Guarantees from distributors as debt to bring us to the $400k goal.

-Utilize the fundraise success from WeFunder to secure additional investment

-Leverage debt against tax rebate & Minimum Guarantees

-Begin pre-production and principal photography

Pre-production can continue with booking cast, locking locations and crew, obtaining production insurance, establishing payroll, booking catering, rentals, and travel. Principal photography can begin.

Greenlight Goal
$50k



At the greenlight goal we can file the paperwork and pay the fees to receive our Initial Certification for the Louisiana Tax Credit.

Pre-production can begin with scouting locations in Louisiana, hiring department heads and initiating their work, and casting actors. Initial shot list and schedule can be created. Final notes on shooting script are implemented.

-Recieve Initial Certification for the Louisiana Tax Credit

-Scout locations, hire department heads

-Begin shot list and schedule

-Start auditioning actors

Learn more about the Louisiana Tax Credit here! Filming outside of

Learn more about the Louisiana Tax Credit **here**. Filming outside of New Orleans sets us up for a base of 30% tax rebate on all qualified production spend. Then we will receive a 15% rebate on all payroll costs for Louisiana residents and an additional 5% rebate on all VFX costs. (The total rebate cannot exceed 40% of the base investment.) We will hire as much local crew and post-production folks as possible and will do the VFX in Louisiana to maximize the rebate amount. From our graph above, you can see those are major sections of the budget! When we receive the rebate, we can get cash out from the state at 88 cents on the dollar.

Funding Goal
$400k
20-day shoot

REGRESSION TOP SHEET			
WRITING			$3,120.00
PRODUCER & STAFF			$14,000.00
LINE PRODUCER			$2,000.00
DIRECTOR & STAFF			$7,000.00
TALENT			$19,740.00
ACCOMODATIONS			$21,804.99
TOTAL ABOVE THE LINE			$67,664.99
PRODUCTION STAFF			$15,500.00
CAMERA			$36,619.30
ART DEPARTMENT			$27,952.80
SET OPERATIONS			$18,162.00
ELECTRICAL			$9,000.00
PROPS			$0.00
SPECIAL EFFECTS			$4,000.00
WARDROBE			$13,500.00
MAKEUP & HAIR DRESSING			$8,326.40
SOUND DEPARTMENT			$8,296.00
LOCATIONS			$45,101.00
TRANSPORTATION			$6,541.12
TOTAL BELOW THE LINE			$192,998.62
EDITING & PROJECTION			$10,000.00
MUSIC			$21,000.00
SOUND (POST PRODUCTION)			$18,000.00
POST PRODUCTION FILM & LAB			$4,000.00
DELIVERABLES (INCL. VFX)			$17,300.00

TOTAL POST PRODUCTION			$70,300.00
INSURANCE POLICIES			$18,450.00
OTHER EXPENSES			$28,850.00
WEFUNDER FEES			$0.00
FRINGES			$8,000.00
TOTAL OTHER			$55,300.00
CONTINGIENCY			$10,000.00
TOTAL ABOVE THE LINE			$67,664.99
TOTAL BELOW THE LINE			$192,998.62
TOTAL ABOVE & BELOW THE LINE			$260,663.61
GRAND TOTAL			$396,263.61

THE INVESTMENT TERMS

While filmmaking always comes with risks, we are positioning ourselves to be in the direct pathways of the most successful outcomes for these films.

After distribution costs and fees, revenue will be distributed to equity investors to **recoup their investment plus 20%** of their investment, on a pro-rata basis.



Once the investment plus 20% is recouped, any deferrals are paid next. Cast and/or crew may elect to defer part of all of their payment until the movie makes money. For example, a reputable actor may take a small fee during filming and defer the rest of their payment. All deferments will be listed on the working budget available to investors and will not exceed $50,000 USD.

Remaining revenue is split 50/50 into two Net Profit Participant pools: the **"Investors Pool"** and the "Producers Pool".

Equity investors are paid out from the Investors Pool proportionate to their percentage of investment contribution.

For example, if an investor contributes 50% of the cash needs for production, they will receive 50% of the Investors Pool profits. Net profit participation is paid out quarterly for the first two years, then annually thereafter, for as long as the film generates income. The Investors Pool is for investors only and is protected from any other profit participants.

The Producers Pool is where producers, director, actors, and other profit participants receive profit participant "points". You may have heard of this as "points" or "backend points".

With our timeline, we plan to finish the film by the end of May 2025 and begin shopping it out to distribution companies. From there, it will take a few more months before the film begins generating profits, meaning that investors should not expect to see repayment begin until fall of 2025 at the earliest.

DISTRIBUTION

We will reach out to these distribution companies with the finalized film, evaluate the offers, and select the most advantageous distributor for this film. Our last feature *Abigail* received many offers, and we ended up having our top two ideal distributors competing for the film. Being in a position like that again would be advantageous for *Regression*.

    

     

- **Dark Star Pictures** - Picked up our last film for distribution and will be releasing it later this year. Showtime and Shudder have purchased from Dark Star with regularity. Dark Star is deeply connected to top-tier festivals including the highest regarded genre film festival, Fantastic Fest. To top it off, they are amazing to work with and have become our friends!

- **XYZ Films** - Recently made us a compelling offer to distribute our film, they have shared that they are looking forward to reviewing our films.

- **A24** - Target distributor we are developing a relationship with, our close colleagues have an Oscar-winning film distributed with A24.

- **Amazon Prime** - Colleague is the head of genre development, our team has distributed three films on the platform.

- **Fangoria Studios** - Our relationship with the SVP of Fangoria Studios opens many doors for us in press, festivals, distribution, and more as this 40-year-old brand has millions of followers as the premiere horror publication.

- **Archstone Entertainment** - Actively asked to be publicly listed as one of our partners, has offered distribution on a previous film.

- **IFC Films** - Wants to see our completed films, connection was at Sundance for years before IFC and is interested in our works.

- **Saban Films** - Asked to be updated on our project, we have an open door to submit our films to them.

- **Buffalo 8** - We have a relationship with the head of production, has offered distribution on a previous film.

- **Mind the Gap Pictures** - Foreign sales agent we have had the pleasure of working with to secure airline distribution in multiple territories for a previous film. Champions women-led films.

- **Odin's Eye** - Signed a Letter of Intent to distribute another project we are developing.

But how does this all work?



1. Seal the deal
After distributors watch the movie, we negotiate with them through an entertainment lawyer, compare bids, and execute a deal.



2. Refine the marketing plan

We work with the distributor to develop the marketing strategy for the film and set a release date while the film runs through standard quality checks.



3. Distributor approaches buyers

The distribution company will approach buyers to license Regression for "exclusive" or "non-exclusive" rights to play the movie on their platform.



4. Distributor negotiatates with buyers

They negotiate on the fee and length of the term. The buyer typically makes payments to the distributor quarterly for the length of the term.



5. Revenue moves through waterfall

An offer may also come with a "minimum guarantee" (MG for short). An MG is an amount of money the distribution company will offer for the film upfront as a sign of confidence they have in the film being financially successful. This money is paid to film LLC as the offer is signed. Within the waterfall structure above, this MG money goes back to investors on a pro-rata basis. As the film makes money, the distributor will take their commission and recoup the MG amount (what they paid the film) then send all other profits to the film LLC (what they paid the film), then send all other profits to the film LLC.

Tell me more about licensing....

Windowing refers to the film's placement within the market at any given time. Below is the typical windowing structure for a film.

- **Theatrical** - Released at the movie theater. This can be as few as 12 screens for a local release, domestically on 12k+ screens, or an international release. This term can range from one weekend to months.

- **TVOD** (Transactional Video-On-Demand) - Buying or renting the film at home. Audiences buy the film on a digital platform in order to watch. The term can range from 3, 6, or 9 months.

- **SVOD** (Subscription Video-On-Demand) - This is the streaming platforms. Viewers pay a subscription for access to the streaming library. Streamers usually want the film 90 days after the film goes live on TVOD. Terms typically range from 1-3 years.

- **AVOD** (Advertisement supported Video-On-Demand) - Viewers do not pay to watch the film, instead watching ads throughout the film. The film is paid for every time an ad is watched. Lately, we have heard from multiple distribution companies that independent films are seeing the most profits from this window, earning $8 per view.

TALK MONEY TO ME: THE RECOUP PLAN

The strategy for this film is to release it digitally as soon as possible, leveraging each window for maximum profits. Films of this budget range typically do not have a theatrical release, as that would incur significant distribution costs to be recouped. Should the market have a strong demand for content during our release phase, we are open to determining with our distributor if a theatrical release is in the best interest of the film.

Our first phase of recoupment would be through TVOD, where anyone can rent or buy the film on Apple TV, Amazon Prime, Google Play, VUDU Fandango, YouTube Movies, Verizon Fios TV, Spectrum OnDemand, or DirecTV. This would likely be a 3-month phase, however, if significant and steady income is generated in this phase, we would extend the term.



For the SVOD phase we see Hulu, Showtime, or Shudder as viable streaming homes for this film but will explore all streaming options. We anticipate a 1-year term with the option to re-up the contract at the end of the term.



AVOD platforms like Tubi give us access to the largest audience. As there are no paywalls for consumers, people can view this film any time. This is the most likely place for the film to stay for the course of the distribution term, which can range from 10 to 15 years. We expect income from this phase year after year.



















One of the strengths of this genre is that *Regression* will have renewed audience interest annually - around Halloween.

PRODUCTION TIMELINE

As organized, enthusiastic filmmakers we are always preparing what we can in advance. Once our minimum funding is available, we will be ready to hit the ground running. *Regression* already has a meticulous production plan in place. Our goal is to start principal photography in the Fall of 2024 and picture lock by Spring of 2025. From there, we will take the film to distributors, studios, and film festivals with the goal of securing a sale or distribution agreement. From there, final quality checks and marketing materials would be developed and the film release date would go public.

Production Timeline



1 MONTH
Locations, casting offers, crew offers, permit and schedules drafted
Pre-Pro 1
2 MONTHS
Principal Photography
Principal
4 MONTHS
FUNDED
Pre-Pro 2
POST
Film receives funding, pre-
Finalized: Cast, crew, locations.
Post-production begins,

pro begins, production
timeline begins

2 MONTHS

Prep begins in all departments,
rehearsals commence

20 DAYS

VFX, score, marketing,
picture lock and delivery to
distributor, festival
submissions.

Do you have the courage to join us on this journey?



